NEWS RELEASE 06-15	May 15, 2006

FRONTEER REPORTS INCOME OF $0.20 PER SHARE FOR THE FIRST QUARTER AND FILES AMENDED FINANCIAL STATEMENTS

Fronteer Development Group Inc. (the “Company") (FRG-TSX/AMEX) reports its financial and operating results for the three month period ended March 31, 2006. Details of the Company's financial results are described in the unaudited consolidated financial statements and Management's Discussion and Analysis. These and further details on each of the Company's projects and activities can be found on the Company's website http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated. The results reported herein are amended and updated for a calculation error that was uncovered in the Company’s original filing on May 12, 2006. The correction of the error has resulted in an increase in net earnings from $9,322,208 to $10,014,363 and a decrease in the amount reported as Investment in Aurora Energy Resources Inc. from $17,132,819 to $16,291,940 and a corresponding decrease in the future income tax liability from $2,365,048 to $832,014 on the Balance Sheet.

Overview
The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and in Mexico. At May 10, 2006, the Company also owns 49.3% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol AXU. The Company accounts for its investment in Aurora as an equity investment.

At December 31, 2005, the Company owned 56.8% of Aurora and accounted for its investment in Aurora as a joint-venture and therefore proportionately consolidated its results. The ownership change to 49.3% resulted from Aurora completing an initial public offering (“IPO”) of its common shares in March 2006 followed by the exercise of an underwriter’s over-allotment option. Aurora raised gross proceeds of $28,750,000, which is sufficient to fund its planned 40,000-metre drill program in Labrador for the year. Aurora shares employees and management with the Company.

During the first quarter, the Company focused on developing exploration plans for its gold properties in western Turkey and Mexico, the IPO of Aurora and completion of 43-101 compliant resource estimates for the Turkish gold assets and Aurora’s uranium assets in Labrador (See News Releases dated January 26 and January 30, 2006).

Subsequent to quarter end, the Company received notification from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its right to earn an interest on both the Agi Dagi and Kirazli properties. TCAM is required to spend a minimum of US$15 million on these properties over the next two years to earn a 60% interest. This decision frees up some of the Company’s technical staff and resources in Turkey to focus on completing the earn-in on the Biga regional properties. At March 31, 2006, the Company must spend approximately US$1,350,000 to earn a 100% interest in the Biga properties, which are expected to be completed by September 2006.

On May 10, 2006, the Company announced that it has entered into an agreement with a syndicate of underwriters, (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 6,000,000 common shares on a "bought deal" basis, at a price of $6.40 per common share for aggregate gross proceeds of $38,400,000. The net proceeds of the offering shall be used by the Company to advance its exploration programs in Turkey, the Yukon and Mexico, for future acquisitions and for general working capital.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals.

Operations
The Company’s income before discontinued operations for the quarter ended March 31, 2006 was $10,022,205 or $0.20 per share compared to a loss of $289,075 or $0.01 per share for the same period in the prior year. Contributing to the period over period difference was a dilution gain realized on the IPO of Aurora offset by the Company’s share of the operating loss for the period from Aurora, an increase in investor relations costs, office and general expenses, listing and filing fees, property investigation costs, offset by a decrease in stock-based compensation.

In March 2006, the Company successfully listed Aurora on the Toronto Stock Exchange. The resulting dilution reduced the Company’s percentage ownership in Aurora from 56.8% to 50.2% . In April 2006, Aurora issued additional common shares on exercise of an underwriter’s over-allotment option reducing the Company’s interest down to 49.3% . The Company realized a gain on dilution at March 31, 2006 of $11,898,243 and now accounts for its investment in Aurora through the equity method. At March 31, 2006, the Company included its share of the loss of Aurora of $2,449,374, the majority of which relates to stock-based compensation expense.

Exploration projects
Exploration expenditures for first quarter of 2006 and 2005 totalled $675,328 and $889,795 in Turkey, $172,271 and $144,329 in Mexico and $333,031 and nil in the Yukon, Canada, respectively.

Liquidity
The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

At March 31, 2006, the Company had cash on its balance sheet of $19,244,970 and working capital of $18,937,577 as compared to cash of $16,096,933 and working capital of $15,538,871 at December 31, 2005. The change in cash and working capital of $3,148,037 and $3,398,706 respectively, is primarily due to the receipt of proceeds of $5,810,425 from financing activities, consisting of the exercise of stock options and warrants, offset by exploration expenditures of $1,451,618 and cash used in operations of $762,860 during the quarter.

Subsequent to quarter end, the Company received a further $2,318,480 from the exercise of additional 1,253,000 warrants and options. The Company currently has cash and short term deposits of approximately $21,400,000 on its balance sheet and working capital of approximately $21,000,000. In addition, the Company granted 860,000 stock options to employees at exercise prices ranging from $6.50 to $7.10 exercisable until May 1, 2011 and May 9, 2011.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Sean Tetzlaff, CFO and Corporate Secretary

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of gold and uranium, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.